Exhibit 12
SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three
	Months
	Ended	Years Ended December 31
	March 31,
	2006	2005	2004	2003	2002	2001

	(Dollars in millions)
Income/(loss) before income taxes	$436	$497	$(168)	$(46)	$2,563	$2,523
Less: Equity income	311	873	347	54	—	—

Income/(loss) before income taxes and equity income	125	(376)	(515)	(100)	2,563	2,523
Add: Fixed charges:
Preference dividends	22	86	34	—	—	—
Interest expense	46	163	168	81	28	40
One-third of rental expense	9	37	30	30	27	24
Capitalized interest	4	14	20	11	24	25

Total fixed charges	81	300	252	122	79	89
Less: Capitalized interest	4	14	20	11	24	25
Less: Preference dividends	22	86	34	—	—	—
Add: Amortization of capitalized interest	2	10	9	9	8	7
Add: Distributed income of equity investees	205	647	228	32	—	—

Earnings/(loss) before income taxes and fixed charges (other than capitalized interest)	$387	$481	$(80)	$52	$2,626	$2,594

Ratio of earnings to fixed charges	4.8	1.6	(0.3)*	0.4 **	33.2	29.1

*	For the year ended December 31, 2004, earnings were insufficient to cover fixed charges by $332 million.

**	For the year ended December 31, 2003, earnings were insufficient to cover fixed charges by $70 million.
      “Earnings” consist of income/(loss) before income taxes and equity income, plus fixed charges (other than capitalized interest and preference dividends), amortization of capitalized interest and distributed income of equity investee. “Fixed charges” consist of interest expense, capitalized interest, preference dividends and one-third of rentals which Schering-Plough believes to be a reasonable estimate of an interest factor on leases.

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